Global Markets & Investment Banking

4 World Financial Center — 5th Floor
New York, New York 10080
212-449-6500

December 12, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Altra Holdings, Inc. Registration Statement No. 333-137660
Gentlemen:
We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on December 14, 2006, or as soon thereafter as possible, pursuant to Rule 430A.
The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated December 4, 2006.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	6,100
Dealers	16
Individuals & Corporations	1,608
MLPF&S Inc. Branch Offices	4,898

	12,643	Copies
Very truly yours,
MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
JEFFERIES & COMPANY, INC.
ROBERT W. BAIRD & CO. INCORPORATED
WACHOVIA CAPITAL MARKETS, LLC
As Underwriters
BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Palma Mazzolla
Authorized Signatory